FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF

                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

                       DIVERSIFIED INVESTORS CORPORATION.
                 ( Name of Small Business Issuer in its charter)


                     DELAWARE                   (13-2624828)
          (State or other jurisdiction of    (I.R.S. Employer
           Incorporation or organization)   Identification No.)


                  236 East 36th Street, Suite 1E, NY, NY. 10016
               (Address of principal executive offices) (Zip Code)

          Issuer's telephone number, including area code (212)684-0401

           Securities to be registered under section 12(b) of the Act:

               Title of each class Name of each exchange on which to be so registered each class is to be registered

       --------------------------------- ---------------------------------

       --------------------------------- ---------------------------------


        Securities to be registered pursuant to Section 12(g) of the Act:

        50,000,000 Shares of Common Stock, Par Value $0.0001
                                (Title of class)

                Noncumulative Voting of DIVERSIFIED INVESTORS CORPORATION.
                                (Title of class)

                              INFORMATION REQUIRED

                                 IN REGISTRATION

                                    STATEMENT

                                     PART I

Item 1. Description of Business

     DIVERSIFIED INVESTORS CORPORATION (hereinafter the "Company") was incorporated under the laws of the State of Delaware on December 30, 1968. The Company name at that time was Diversified Medical Corporation. The Company went public with a Regulation A offering, with its prospectus becoming effective in January of 1969. The Company sold 100,000 shares at $3.00 per share.

     The Company was in the business of developing the DM Gastricamer, a device that took pictures of the inside of the stomach. In August of 1970 the Company opened an abortion center.

     On December 30, 1981 the Company changed its name to Diversified Investors Corporation, and its business changed to a holding company. At the time the Company acquired several subsidiaries. They were Pacad, Inc, Riteloc, Inc, and National Medical Management, Inc. By 1989 interest in all had been sold.

     On August 6, 1987 the Company formed a wholly owned subsidiary named Diversified Distributing and Marketing Corp. The purpose of the business was selling fax machines. The business was closed by 1992.

     On February 14, 1989 the Company formed a wholly owned subsidiary named Diversified Transactions, Inc. The purpose of the business was data processing. The business was closed by 1994.

     On February 28, 1989 the Company formed a wholly owned subsidiary named Diversifax, Inc. The purpose of the business was owning, operating, and selling self-service, credit card activated, public access combination telephone and facsimile machines. All interest in the Company was sold by 1995.

     In June of 1990 the Company formed a wholly owned subsidiary named Transaction Network Plus, Inc. The purpose of the business was processing debit and credit cards. All interest in the Company was sold by November of 1996.

     On February 25, 1994 the Company formed a wholly owned subsidiary named Diversified Colorado, Inc. The purpose of the business was to invest in real estate in the State of Colorado. On December 1, 1998 Diversified Investors Corporation declared a dividend to its shareholders of all the shares of Diversified Colorado, Inc.

     On November 19, 1996, the Board of Directors authorized a 1 for 20 reverse common stock split effective as to stockholders of record at the close of business on January 2, 1997.

     On November 12, 1997 the Company formed a wholly owned subsidiary named Internet Marketing Corp. The purpose of the business was the provision of advertising, marketing and other services to an international sports wagering service located in Costa Rica. The business was closed by 1998.

     On January 26, 1998 the Company bought a small interest in Direct Brokerage, Inc. Which is an N.A.S.D. member firm. The Company sold its interest in April 1998.

     At a meeting of the Stockholders held on November 17, 1998, a new Slate of Directors were elected and the authorized shares were increased to 50,000,000 shares with a par value of .0001 cents per share. Following the

Stockholder Meeting the new Board of Directors met and elected Officers. The old Board of Directors and Officers resigned. The new directors issued 46,421,167 shares of common stock to Gregory Aurre, the new President and Director, for services rendered and expenses paid. This gave Mr. Aurre the controlling interest in the company. The Board also issued 400,000 shares to other affiliated parties for services rendered.

     The Company presently has no material tangible assets or property. The Company intends to continue to seek out the acquisition of assets, property or business that may be beneficial to the Company and its stockholders. In considering whether to complete any such acquisition, the Board of Directors shall make the final determination, and the approval of stockholders will not be sought unless required by applicable law, the Articles of Incorporation or by laws of the Company or contract. The Company is a development stage company and is currently seeking business opportunities believed to hold a potential for profit. The Company has not presently identified a specific business area of direction that it will follow. Therefore, no principal operation has yet begun. The Company has no products and offers no services.

Item 2. Plan of Operation

     The Company presently has no material tangible assets or property. The Company intends to seek out the acquisition of an operating company through the reverse merger process, whereby the officers and or directors of the private operating company would gain control of the Company and the present officers and directors would resign. Hopefully this would be beneficial to the Company and its stockholders. There is no assurance that such an acquisition will take place. The only efforts taking place are through the Company's President and his personal contacts. The Company is a development stage company and has not presently identified a specific business area of direction that it will follow. Therefore, no principal operation has yet begun. The Company has no products and offers no services. The Registrant has had no business operation since 1998. It is not anticipated that any business operation will develop unless and until the Company acquires or merges with an operating company. There is no assurance that such an acquisition or merger will occur. The Registrant has no revenues. The general trend in the Registrant's lack of operation is expected to continue, and no revenue is expected.

Item 3. Description of Property

     The Company has no property or assets; its principal executive office address and telephone number are the office and telephone of the President and provided at no cost. The Company is in a development stage and has no products or services.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     As of November 30, 1999, the only persons known to the Registrant to be the beneficial owner of more than 5% of the Registrant's common voting securities is set forth as follows:

Title of Class    Name & Address of         Amount & Nature of        Percent of
                  Beneficial Owner           Beneficial Owner         Class

Common          Gregory Aurre                 46,421,167               92%
                236 East 36th Street
                Suite 1E
                New York, New York  10016

Common          Amerika Aurre                    100,000                1%
                259 West 10th Street
                Apt. 2F
                New York, New York  10014

Common          Gregory Aurre III                 300,000               1%
                200 East 33rd Street
                Apt 26-I
                New York, NY  10016

Security Ownership of Management

     The following table sets forth, as of November 30, 1999, certain information regarding the ownership of the common stock, $0.0001 par value, which is the only class of securities authorized, issued and outstanding of the Registrant by its Officers and Directors, and as a group.

Title of Class    Name of Beneficial        Amount & Nature of        Percent of
                  Owner                     Beneficial Ownership       Class

Common            Gregory Aurre                 46,421,167             92.84%

Common            Amerika Aurre                    100,000              .002%

Common            Gregory Aurre III                300,000              .006%

Common            Officers & Directors          46,821,167            92.848%
                  as a Group

     To the best knowledge of the Registrant, there are no arrangements, understanding's or agreements relative to the disposition of any of the Registrant's securities, the operation of which would at a subsequent date result in a change in control of the Registrant.

Item 5. Directors, Executive Officers,
             Promoters and Control Persons

     The following table sets forth the names and ages of all the directors and executive officers of the Registrant. Further more, the table shows the positions held by each such person, length of service, date of initial appointment of election to office, and the term of office:

Name and Age      Position          First Elected    Director Term
                  Or Appointed      of Office

Gregory Aurre     President &       17-Nov-98          Until 2000
Age 51            Director                             Shareholders Meeting

Gregory Aurre III Secretary,        17-Nov-98          Until 2000
Age 27            Treasurer &                          Shareholders Meeting
(Son of Gregory Aurre)Director

Amerika Aurre     Director          17-Nov-98          Until 2000
Age 28                                                 Shareholders Meeting
(Daughter of
Gregory Aurre)

Gregory Aurre, Director and President

     Mr. Aurre is 51 years old and is an independent financial consultant. From 1990 to present he has acted as a financial consultant. From 1986 to 1990, Mr. Aurre was the President of Texas Coastal Exploration, Inc., a company involved in oil and gas exploration. From 1981 to 1986, Mr. Aurre was the President of United Petroleum Corporation, a company involved in oil and gas exploration. From 1970 to 1981, Mr. Aurre was the President of Aurre Management Co., Inc., a company involved in financial consulting.

Amerika Aurre, Director

     Ms. Aurre is 28 years old and the daughter of the President of the Company, Gregory Aurre. She has been employed in the fashion merchandising industry for eight years.

Gregory Aurre III, Director and Secretary-Treasurer

     Mr. Aurre is 27 years old and the son of the President of the Company, Gregory Aurre. He is a Licensed Securities Sales Person with an N.A.S.D. member firm.

Family Relationships

     Amerika Aurre is the daughter of Gregory Aurre. Gregory Aurre III is the son of Gregory Aurre.

Item 6. Executive Compensation

     None of the officers or directors of the Registrant has been, or is being paid any cash compensations, or is otherwise subject to any deferred compensation plan, bonus plan, or is the subject of any option agreement or any other arrangement or understanding whereby such person would obtain any cash or non-cash compensation for their services for and on behalf of the Registrant, except for the common stock that the directors have received as set forth in
Item 1.

Item 7. Certain Relationships and Related Transactions

Transactions with Management and Others:

     On November 17, 1998, the date under which present management took control of the Registrant, and Mr. Aurre, the Registrant's President, acquired controlling interest of the Company, 46,421,167 shares of common stock were issued to him for services rendered and expenses paid.

     On November 17, 1998, the Board of Directors acquired an additional 400,000 shares of common stock for services rendered, whereby the directors as a group control 92.848% of the common voting shares of the company.

Certain Business Relationships

     Mr. Gregory Aurre, the Registrant's President, director and owner of the controlling interest in the company (92.84%) is the father of the Registrant's Secretary-Treasurer and director, Gregory Aurre III. Mr. Gregory Aurre is also the father of the only other director of the Registrant, Amerika Aurre.

Indebtedness of Management

     None of the Registrant's officers and directors are indebted to the Company, and have not been at any time.

Transaction with Promoters

     The names of the Promoters and the nature and amount of anything of value received are as follows:

Names           Common Stock               Cash           Property, Contracts,
                Received                 Received         Options Received or
                                                          Due in the Future

Gregory Aurre     46,421,167               -0-               -0-

Amerika Aurre        100,000               -0-               -0-

Gregory Aurre III    300,000               -0-               -0-

The promoters of the Registrant received no cash compensation. The only compensation was the shares of common stock listed above.

Item 8. Description of Securities

     The aggregate number of shares which the Registrant is authorized to issue is fifty million (50,000,000) shares of common stock of par value $0.0001 per share. All stock of the corporation shall have the same rights and preferences, all are fully-paid and non-assessable.

     In 1969, The Company went public with an exemption from registration pursuant to a Regulation A offering. The company sold 100,000 shares at $3.00 per share. On November 19, 1996, the Board of Directors authorized a 1 for 20 reverse common stock split effective as to shareholders of record at the close of business on January 2, 1997.

     On November 17, 1998 the Board of Directors issued 46,821,167 of restricted common stock to them selves for services rendered and expenses paid by its new president. This gave Mr. Gregory Aurre, control of the Company. The shares issued are restricted and unregistered.

Dividend Rights

     Holders of shares of Common Voting Stock of the Registrant are entitled to receive, out of funds legally available, such dividends as may be declared by the Board of Directors. The Registrant does not foresee any dividends being paid in the reasonably foreseeable future, as it does not expect to generate revenues from operations for at least a period of one (1) year or more, and the Board of Directors decision to declare such a dividend subsequent thereto will depend upon the capital resource needs of the Registrant at that time.

Voting Rights

     Holders of shares of Common Voting Stock are entitled to one (1) vote per outstanding share held on each matter submitted to a vote at a meeting of shareholders. Each holder may exercise such vote either through proxy or in person. Holders of a majority of the shares issued and outstanding, present in person or by proxy, constitute a quorum for shareholder meetings.

No Cumulative Voting

     Shareholders are not entitled to cumulative voting as regards the election of Directors.

Liquidation Rights

     Upon liquidation, dissolution or winding up of the Registrant, the Shareholders would be entitled to share ratably in any assets available for distribution to Shareholders.

Purchase and Redemption

     Subject to special rights and restrictions attached to any class of shares, the Registrant may, in compliance with the corporate law of Delaware, repurchase shares which are redeemable, unless a proposed purchase or redemption would render the Registrant unable to meet its liabilities as they mature. The Registrant is not aware of any restrictions in purchasing shares of its Common Stock on the open market.

Miscellaneous

     The shares of Common Stock of the Registrant have no conversion, subscription, sinking fund or pre- emptive rights. All issued and outstanding shares are fully paid and non-assessable and not liable to further calls or assessments.

     There are no warrants, rights, or options outstanding as of November 30, 1999. There are 590 shareholders from all issues, as of November 30, 1999.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and
            Other Shareholder Matters

     The Company shares are traded on the pink sheets, the symbol is DIVN. The Company shares were traded on the Over-the-Counter Bulletin Board until October 1999.

          The following quotes were provided to the Company from the National Quotation Bureau:

                           CLOSING BID                                CLOSING ASK
1998              HIGH                      LOW               HIGH                      LOW
DEC 1
THRU              .13                       .13               .16                       .16
FEB 26, 1999

1999

MAR 1
THRU              .13                       .13               .16                       .16
MAY 31

JUNE 1

THRU              .13                       .13               .16                       .15
AUG 31
SEPT 1

THRU              .13                       .001              .51                       .135
NOV 30
DEC 1

THRU              .01                       .001              .51                       .51
FEB 29, 2000
2000

MAR 1
THRU              .01                       .001              .51                       .51
MAY 31

JUNE 1
THRU              .14                       .01               .20                       .05
JULY 19

Dividends

     There have been no cash dividends declared at any time, and no dividends are contemplated to be paid in the foreseeable future, particularly in view of the uncertainty of generating revenue from future operations.

Item 2. Legal Proceedings

     The Registrant is a party in litigation with a former officer of a subsidiary. The Company has reached a tentative agreement to settle for the sum of $25,000. The Company has no knowledge of any other pending legal proceedings in any court or agency of government, or government authorities.

     On December 2, 1998 the Company filed a voluntary petition of Bankruptcy, in the United States Bankruptcy Court Southern District of New York. On March 2, 1999 the case was closed.

Item 3. Changes in and Disagreements
             With Accountants

     The Registrant retained the services of: HJ & Associates, LLC Certified Public Accountants. There are no disagreements with any accounting or financial disclosure.

Item 4. Recent Sales of Unregistered Securities

     On November 17, 1998, there was a special meeting of the Board of Directors of the Registrant, Diversified Investors Corporation (Delaware). At that meeting, the present management took control and issued forty six million four hundred and twenty one thousand one hundred and sixty seven shares of common stock with a par value of $0.0001 per share to the new President, Mr. Gregory Aurre, for services rendered and expenses paid, which represented 92.84% of the common stock. These securities are restricted and unregistered. Also at that meeting the Board of Directors issued 400,000 shares to the other two Directors. These securities are restricted and unregistered. With respect to all the above transactions, the number of shares issued by the Registrant were arbitrarily determined, and were not a result of negotiations. These transactions were not arm's-length and no fair market value was established.

     On January 21, 2000 the Division of Corporate Finance issued an interpretive letter to the National Association of Securities Dealers, Inc. Wherein the Division of Corporate Finance concluded that promoters or affiliates of blank check companies and their transferees would act as "underwriters" under the Securities Act of 1933 (the "Act") when reselling or otherwise transferring the securities of blank check companies. The letter also indicated that the Division of Corporate Finance (the "Division") believed that those securities could only be resold through registration under the Act and that Rule 144 of the Act would not be available for resale transactions despite technical compliance with the requirements of the Rule.

Item 5. Indemnification of Directors
              And Officers

     In accordance with the General Corporation Laws of the State of Delaware, the Registrant's Board of Directors has adopted by resolution provisions relative to indemnification of its Officers and Directors against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the defense of any proceeding or threatened proceeding to which such person was or is a party, or is threatened to be made a party by reason of the fact that such person was or is an officer or director, provided that (I) such officer or director acted in good faith and in manner reasonably believed by him/her to be in the interests of the corporation, or in the case in criminal proceeding, had no reasonable cause to believe his/her conduct was unlawful and (II) such proceedings was not brought by or in the right of such corporation to procure a judgment in its favor. In the latter case, the power to indemnify extends to expenses actually and reasonably incurred by such officer or director in connection with the defense or settlement of any proceeding if such person (I) acted in good faith and (II) in a manner such officer and director believed to be in the best interests of such corporation and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that the court in which such action or suit was brought shall determine upon an application of that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Otherwise, indemnification for an officer or director meeting the applicable standard of conduct is determined by a majority vote of the disinterested directors or Shareholders or upon application by the corporation, such officer or director or his/her attorney, to the court in which such proceeding was pending.

     The Registrant has agreed to indemnify its officers and directors to the full extent as provided by Delaware law.

                                    PART F/S

     The following discussion should be read in conjunction with the Financial Statements and related notes included elsewhere in this Registration Statement.

                  YEARS ENDED November 30
                                1999     1998           1997             1996             1995
Revenue                         -0-      -0-            $594,613         $305,139          426,630

Income (loss)                ($25,445)  ($4,616,826)    ($55,636)        (359,721)        (333,344)

Income (loss)                   -0-      (1.44)         (.03)            (.35)             (0.01)
Per Common Share

Total Assets                    -0-      $444.          4,409,693        4,539,311       5,540,560

Long Term Obligation            -0-      2,821,178      2,624,352        2,441,258       2,270,938

Redeemable Preferred Stock      -0-     -0-             -0-                450,000         450,000

Long Term Debt                  -0-      -0-            -0-                -0-              -0-

     The Registrant has not paid a cash dividend since inception, and does not anticipate doing so in the foreseeable future.

Management's Discussion and Analysis of Financial Condition and Results of Operation.

         Liquidity

     The Registrant has no assets, no cash, and no liquidity. Its president has personally paid all expenses for the Company. The Company plans no operations, and has no source of funds required to meet its obligations. The President of the Registrant plans to pay the expenses of the Company until such time that the Company acquires or mergers with an active business. Their is no assurance the President will continue this relationship.

         Capital Resources

     The Registrant has no material commitments for capital expenditures as of November 30, 1999. The Registrant has no assets, no cash, and no capital resources. The Registrant has no anticipated source of funds needed to fulfill its commitments. The Registrant has had no business operations since 1998. The Registrant's President has been the primary entity funding the Company's operation.

         Results of Operations

     The Registrant has had no business operations since 1998. It is not anticipated that any business operation will develop unless and until the Company acquires or merges with an operating company. There is no assurance that such an acquisition or merger will occur. The Registrant has no revenues. The general trend in the Registrant's lack of operation is expected to continue, and no revenue is expected.

                                    PART III.


Item 1. Index to Exhibits

                                    EXHIBITS

     The exhibits referred to here in above are more particularly described below. In addition to these exhibits, certain other exhibits have been attached hereto as supplementary information, and may assist in a further understanding of the information presented.

Exhibit No.    Description of Exhibits

3.1            Artlices of Incorporation

3.2            Amendment to the Aticles of Incorporation

3.3            Amendment to the Aticles of Incorporation

3.4            Amendment to the Aticles of Incorporation

3.5            Amendment to the Aticles of Incorporation

27             Financial Data Schedule

                                   Signatures

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Diversified Investors Corporation.

                                        Date: AUGUST 30, 2000


                                        By /S/ GREGORY AURRE
                                          Gregory Aurre - President

                        DIVERSIFIED INVESTORS CORPORATION

                                AND SUBSIDIARIES

                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                November 30, 1999









                                                 C O N T E N T S


Independent Auditors' Report................................................................................... 3

Consolidated Balance Sheet..................................................................................... 4

Consolidated Statements of Operations.......................................................................... 5

Consolidated Statements of Stockholders' Equity (Deficit)...................................................... 6

Consolidated Statements of Cash Flows...........................................................................7

Notes to the Consolidated Financial Statements..................................................................8

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors

Diversified Investors Corporation and Subsidiaries
(A Development Stage Company)
New York City, New York

We have audited the accompanying consolidated balance sheet of Diversified Investors Corporation and Subsidiaries (a development stage company) as of November 30, 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended November 30, 1999 and 1998 and from the inception of the development stage on December 1, 1998 through November 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diversified Investors Corporation and Subsidiaries (a development stage company) as of November 30, 1999, and the consolidated results of their operations and their cash flows for the years ended November 30, 1999 and 1998 and from the inception of the development stage on December 1, 1998 through November 30, 1999 in conformity with generally accepted accounting principles.

The accompany consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the consolidated financial statements, the Company's recurring losses from operations and net accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 5. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HJ & Associates, LLC
Salt Lake City, Utah
June 18, 2000




                        DIVERSIFIED INVESTORS CORPORATION

                                AND SUBSIDIARIES

                          (A Development Stage Company)

                           Consolidated Balance Sheet

                                     ASSETS

                                                                                                    November 30,
                                                                                                     1999

CURRENT ASSETS

   Cash and cash equivalents                                                                   $          -

     Total Current Assets                                                                                 -

     TOTAL ASSETS                                                                              $          -


                                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

   Accounts payable (Note 4)                                                                   $          42,649

     Total Current Liabilities                                                                            42,649

     Total Liabilities                                                                                    42,649

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock, $0.0001 par value, authorized
    50,000,000 shares, issued 50,000,000                                                                   5,000
   Additional paid-in capital                                                                          7,667,426
   Treasury stock, at cost, 20,000 shares                                                                 (1,000)
   Accumulated deficit prior to development stage                                                     (7,688,630)
   Accumulated deficit from inception of development stage on
     December 1, 1998                                                                                    (25,445)

     Total Stockholders' Equity (Deficit)                                                                (42,649)

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                                      $          -



             The accompanying notes are an integral part of these consolidated financial statements.




                        DIVERSIFIED INVESTORS CORPORATION

                                AND SUBSIDIARIES

                          (A Development Stage Company)

                      Consolidated Statements of Operations

                                                                                                     From
                                                                                                 Inception of
                                                                                                  Development
                                                                                                   Stage on
                                                                         For the                  December 1,
                                                                        Years Ended               1998 Through
                                                                        November 30,              November 30,
                                                                 1999               1998             1999

REVENUES                                               $           -       $           -       $          -

EXPENSES                                                           25,445              -                25,445

NET LOSS BEFORE DISCONTINUED
 OPERATIONS                                                       (25,445)             -               (25,445)

LOSS FROM DISCONTINUED OPERATIONS
 (Note 2)                                                          -               (4,616,826)            -

NET LOSS                                               $          (25,445) $       (4,616,826) $       (25,445)

BASIC LOSS PER SHARE                                   $            (0.00) $            (1.44)






             The accompanying notes are an integral part of these consolidated financial statements.




                        DIVERSIFIED INVESTORS CORPORATION

                                AND SUBSIDIARIES

                          (A Development Stage Company)
            Consolidated Statements of Stockholders' Equity (Deficit)


                                                                        Additional
                                                 Common Stock            Paid-in                Treasury Stock           Accumulated
                                           Shares           Amount       Capital          Shares            Amount         Deficit

Balance,
 November 30, 1997                        3,163,833  $          316  $   4,759,577         27,500   $      (1,375)      $(3,071,804)

Common stock issued for
 cash at $0.10 per share                     15,000               2          1,498            -               -              -

Contributed capital

 for expenses                                   -                -          43,408            -               -              -

Net loss for the year ended
 November 30, 1998                              -                -              -             -               -          (4,616,826)

Balance,
 November 30, 1998                        3,178,833             318      4,804,483         27,500          (1,375)       (7,688,630)

Common stock issued in lieu of
 debt at $0.001 per share                46,821,167           4,682         42,139            -               -              -

Cancellation of shares held
 in treasury                                    -                -            (375)        (7,500)            375            -

Disposition of subsidiary (Note 1)              -                -       2,821,179            -               -              -

Net loss for the year ended
 November 30, 1999                              -                -              -             -               -             (25,445)

Balance,
 November 30, 1999                       50,000,000  $        5,000  $   7,667,426         20,000   $      (1,000)      $(7,714,075)


             The accompanying notes are an integral part of these consolidated financial statements.




                        DIVERSIFIED INVESTORS CORPORATION

                                AND SUBSIDIARIES

                          (A Development Stage Company)

                      Consolidated Statements of Cash Flows

                                                                                                    From
                                                                                                Inception of
                                                                                                 Development
                                                                                                  Stage on
                                                                       For the                   December 1,
                                                                     Years Ended                 1998 Through
                                                                     November 30,                November 30,
                                                             1999                   1998            1999

CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                            $          (25,445) $       (4,616,826) $    (25,445)
   Adjustments to reconcile net loss to
    net cash used by operating activities:
     Loss on disposition of fixed assets                           -                   26,669             -
     Contributed capital for expenses                              -                   43,408             -
     Loss on investment property                                   -                4,000,000             -
   Changes in operating assets and liabilities:

     (Increase) decrease in accounts receivable                    -                   48,478             -
     (Increase) decrease in other current assets                   -                   99,295             -
     Increase (decrease) in accounts payable                       25,001             209,418        25,001

       Net Cash Used by Operating Activities                         (444)           (189,558)         (444)

CASH FLOWS FROM INVESTING ACTIVITIES                               -                   -                  -

CASH FLOWS FORM FINANCING ACTIVITIES

   Repayment of stockholders' loans                                -                  (46,749)            -
   Issuance of common stock for cash                               -                    1,500             -

       Net Cash Provided by Financing Activities                   -                  (45,249)            -

NET INCREASE (DECREASE) IN CASH                                      (444)           (234,807)         (444)

CASH AT BEGINNING OF YEAR                                             444             235,251           444

CASH AT END OF YEAR                                    $           -       $              444  $          -

CASH PAID FOR:

   Interest expense                                    $           -       $           -       $          -
   Income taxes                                        $           -       $           -       $          -

NON-CASH FINANCING ACTIVITIES

   Common stock issued for debt                        $           46,821  $           -       $      46,821
   Disposition of subsidiary                           $        2,821,178  $           -       $   2,821,178
   Contributed capital for expenses                    $           -       $           43,408  $          -

             The accompanying notes are an integral part of these consolidated financial statements.

                        DIVERSIFIED INVESTORS CORPORATION

                                AND SUBSIDIARIES

                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                November 30, 1999

NOTE 1 -      NATURE OF OPERATIONS AND SUMMARY

              a.  Organization

              The consolidated financial statements presented are those of Diversified Investors Corporation and its wholly-owned subsidiaries, Internet Marketing Corp., Diversified Colorado, Inc., Diversified Distributing and Marketing, and Diversified Transactions, Inc. Collectively, they are referred to herein as the "Company." Diversified Investors Corporation was incorporated under the name of Diversified Medical Corporation on December 30, 1968 under the laws of the State of Delaware for the purpose of engaging in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware. Effective December 30, 1981, Diversified Medical Corporation changed its name to Diversified Investors Corporation.

              Internet Marketing Corp. (IMC) was incorporated on November 12, 1997 under the laws of the State of Delaware for the purpose of engaging in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

              Diversified Colorado, Inc. (DCI) was incorporated on February 25, 1994 under the laws of the State of Delaware for the purpose of engaging in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

              Diversified Distributing & Marketing Corp. (DDMC) was incorporated on August 4, 1987 under the laws of the State of Delaware for the purpose of engaging in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

              Diversified Transactions, Inc. (DTI) was incorporated on February 14, 1989 under the laws of the State of Delaware for the purpose of engaging in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

              On December 1, 1998, the Board of Directors of the Company divested itself of DCI, a wholly- owned subsidiary, by authorizing a fully liquidating stock dividend of the common stock of DCI on a pro-rata basis to the shareholders of Diversified Investors Corporation. As part of this transaction, additional capital of $2,821,179 was recorded as a result of the transfer of certain liabilities of DCI to the shareholders.

              b.  Accounting Method

              The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a November 30, year end.

              c.  Principles of Consolidation

              The consolidated financial statements include those of Diversified Investors Corporation and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

                        DIVERSIFIED INVESTORS CORPORATION

                                AND SUBSIDIARIES

                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                November 30, 1999

NOTE 1 -      NATURE OF OPERATIONS AND SUMMARY (Continued)

              d.  Cash and Cash Equivalents

              For purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three months or less, from the date of purchase to be cash equivalents.

              e.  Basic Loss Per Share

              The computation of basic loss per share of common stock is based on the weighted average number of shares issued and outstanding during the period of the financial statements as follows:

                                                                                    November 30,
                                                                                1999           1998

              Numerator - loss                                            $     (25,445)  $  (4,616,826)
              Denominator - weighted average number of
               shares outstanding                                            50,000,000       3,176,333

              Loss per share                                              $       (0.00)  $       (1.44)

              Dilutive loss per share is not presented as there are no potentially dilutive items outstanding.

              f.  Use of Estimates

                  The use of financial  statements in conformity  with generally
              accepted   accounting   principles  requires  management  to  make
              estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              g.   Provision for Taxes

              At  November  30,  1999,   the  Company  had  net  operating  loss
              carryforwards of approximately $7,600,000 that may be offset against future taxable income through 2019. No tax benefit has been reported in the consolidated financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount

                        DIVERSIFIED INVESTORS CORPORATION

                                AND SUBSIDIARIES

                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                November 30, 1999

NOTE 2 -      DISCONTINUED OPERATIONS

              During December 1998, the Board of Directors of the Company decided to discontinue the operations of Diversified Investors Corporation and each of its subsidiaries. The Company is now considered a development stage company until it identifies and commences future principal operations.

              For the presentation in this financial statement, all revenues and expenses have been netted and are included in the line item loss from discontinued operations on the statement of operations for the year ended November 30, 1998.

NOTE 3 -      CAPITAL STOCK

                  On November  19, 1996,  the Board of Directors  authorized a 1 for 20 reverse common stock split effective as to stockholders of record at the close of business on January 2, 1997. All per share amounts and numbers of shares have been restated to reflect the stock split.

                  During December 1998, the Company issued  46,821,167 shares of common stock to officers in lieu of outstanding debt of $46,821. This amount approximates the fair market value of the stock on the date of issuance.

NOTE 4 -      ACCOUNTS PAYABLE

              The Company's accounts payable includes an amount of $25,000 which has been accrued pursuant to a proposed settlement agreement with a private, unrelated party. The original claim was for $200,000, although management believes that a settlement has been reached for the $25,000. It is remotely possible, however, that the
              Company will be liable for the entire $200,000 if final settlements are not reached. The Company has not recently engaged legal counsel on this matter and is facilitating all settlement negotiations internally.

NOTE 5 -      GOING CONCERN

              The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. Until that time, the majority stockholder has committed to covering the operating costs of the Company.



                       DIVERSIFIED INVESTORS CORPORATION
                                 BALANCE SHEETS
                       May 31, 2000 and November 30, 1999

                                                                     5/31/00         11/30/99
                                                                   [Unaudited]
                                     ASSETS

Assets                                                            $         0    $         0

                  Total Assets ................................   $         0    $         0

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
         Loans from stockholders ..............................   $     1,679    $         0
         Accounts Payable .....................................        42,649         42,649
                  Total Current Liabilities ...................        44,328         42,649

                  Total Liabilities ...........................        44,328         42,649

Stockholders' Deficit:
         Common Stock, $.0001 par value;
                  authorized 50,000,000 shares; issued and
                  outstanding, 50,000,000 shares ..............         5,000          5,000
         Additional Paid-in Capital ...........................     7,667,426      7,667,426
         Treasury stock, at cost, 20,000 ......................        (1,000)        (1,000)
         Accumulated Deficit Prior to Development Stage .......    (7,688,630)    (7,688,630)
         Deficit accumulated during development stage .........       (27,124)       (25,445)
                  Total Stockholders' Deficit .................       (44,328)       (42,649)

                  Total Liabilities and Stockholders' Deficit $             0    $         0

     NOTE TO FINANCIAL STATEMENTS: Interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the periods. The November 30, 1999 balance sheet has been derived from the audited financial statements. These interim financial statements conform with the requirements for interim financial statements and consequently do not include all the disclosures normally required by generally accepted accounting principles.




                       DIVERSIFIED INVESTORS CORPORATION
                            STATEMENTS OF OPERATIONS
        For the Three and Six Month Periods Ended May 31, 2000 and 1999

                                                         Three Months Three Months Six Months  Six Months
                                                            Ended        Ended      Ended        Ended
                                                           5/31/00      5/31/99    5/31/00      5/31/99
                                                          [Unaudited] [Unaudited] [Unaudited] [Unaudited]

REVENUE
         Income .................................   $          0    $          0   $       0    $       0
NET REVENUE .....................................              0               0           0            0

Operating Expenses
         General and Administrative Expenses               1,000               0       1,679            0
Total Operating Expenses ........................          1,000               0       1,679            0

Net Income Before Taxes .........................   $     (1,000)   $          0   $  (1,679)   $       0

Income/Franchise taxes ..........................              0               0           0            0

Net loss ........................................         (1,000)              0      (1,679)           0

Loss Per Share ..................................   $      (0.01)   $       0.00   $   (0.01)   $    0.00

Weighted Average Shares Outstanding 50,000,000 ..     50,000,000      50,000,000   50,000,000  50,000,000




                       DIVERSIFIED INVESTORS CORPORATION
                            STATEMENTS OF CASH FLOWS
        For the Three and Six Month Periods Ended May 31, 2000 and 1999

                                                 Three Months    Three Months    Six Months   Six Months
                                                    Ended           Ended          Ended        Ended
                                                   5/31/00         5/31/99        5/31/00      5/31/99
                                                  [Unaudited]    [Unaudited]    [Unaudited]  [Unaudited]

Cash Flows Used For Operating Activities
  Net Loss ......................................   $(1,000)   $     0          $(1,679)     $         0
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Increase/(Decrease) in Accounts Payable 0 ...         0          0                0
    Increase/(Decrease) in loans from shareholder     1,000          0            1,679                0
      Net Cash Used For Operating Activities ....         0          0                0                0

Cash Flows Provided by Financing Activities 0 ...         0          0                0

      Net Increase In Cash ......................         0          0                0                0

      Beginning Cash Balance ....................         0          0                0                0

      Ending Cash Balance .......................   $     0    $     0          $     0       $        0
